MAIL STOP 3561

December 8, 2006

Mr. David Chin
President
US Biodefense, Inc.
13674 E. Valley Blvd.
City of Industry, CA 91746

> **Re:**   **US Biodefense, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **November 30, 2005**
> **Filed August 29, 2006**
> **Form 8-K**
> **Filed August 14, 2006**
> **Form 10-QSB for Fiscal Quarters Ended**
> **May 31, 2006 and August 31, 2006**
> **File No. 000-31431**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended November 30, 2005

David Chin
US Biodefense, Inc.
December 8, 2006
Page 2

Item 6 - Management's Discussion and Analysis, page 12

1. We reviewed your revised disclosure in response to our prior comment two. Please expand your disclosure to include the amount of revenues generated from the agreements with Financialnewsusa.com and Diamond I and to provide additional details regarding the nature of the consulting services rendered to each party. Further, if any commissions were received from your arrangement with Diamond I, please disclose this amount.

Financial Statements

Consolidated Statements of Cash Flows, page 20

2. We reviewed your response to our prior comment four, but were unable to locate your revised non-cash disclosure related to marketable securities. Thus, the comment will be partially reissued. Please revise to include all non-cash transactions as required by paragraph 32 of FAS 95. We note that marketable securities of $150,000 were recorded at November 30, 2005, yet there is no disclosure in the cash flow statement regarding how this investment was acquired.

Notes to Financial Statements

Note 2 – Marketable Securities Available for Sale, F-14

3. Please file the executed agreement with the partner as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe this agreement is not required to be filed. We note that your agreement with Diamond I filed as Exhibit 10.5 does not provide for the consideration of 5 million shares of Diamond I. Finally, please reconcile the effective date of this agreement (May 11, 2005) with your disclosure on page three of your business section (June 20, 2005).

4. We reviewed your revised disclosure in response to our prior comment five. We also note that the closing stock prices of Diamond I (stock symbol DMOI.OB) were $0.06 at May 11, 2005 and $0.03 at November 30, 2005. Please tell us how you determined the fair value of Diamond I's stock of $0.02 per share at May 11, 2005.

Form 10-QSB for the Period Ended May 31, 2006

General

5. Please amend this filing to comply with the comments above and the comments of
    our letter dated June 28, 2006 with respect to your Form 10-KSB for the year ended
    November 30, 2005.

Financial Statements

Notes to Financial Statements

Note 3 – Marketable Securities Available for Sale, page 14

6. We reviewed your response to our prior comment five. Your response did not
    address our comment in its entirety. Please revise to include the information required
    by paragraphs 19-21 of SFAS 115, including the aggregate fair value at May 31, 2006
    and basis for determination and any net gains/losses included in accumulated other
    comprehensive income.

Form 10-QSB for the Period Ended August 31, 2006

General

7. Please amend this filing, as necessary, to reflect comments above on your other
    Exchange Act filings.

Financial Statements

General

8. Considering the material equity transactions during the period, please revise to
    include a statement of shareholders' deficit.

Statements of Operations, page 5

9. Following the acquisition of Emergency Disaster Systems, we note that you now have
    revenues from both services and product sales. Please revise to state separately (i)
    net sales of tangible products (gross sales less discounts, returns and allowances), (ii)
    revenues from services and (iii) amounts earned from transactions with related parties
    as components of your total revenue. Related to these types of revenue, state
    separately (i) cost of tangible goods sold, (ii) cost of services and (iii) amounts of
    costs and expenses incurred from transactions with related parties. Please revise

MD&A to provide an in-depth discussion of these types of revenues and costs, including variance explanations and expected trends.

Notes to Financial Statements

General

10. We note that you acquired 100% of Emergency Disaster Systems (EDS) on August 7, 2006 for $25,000. It appears this transaction was recorded as a business combination. Please revise to include disclosures required by paragraphs 51 and 58 of SFAS 141 (e.g. - condensed balance sheet, pro forma results of operations, etc.).

Note 1 – Background and Summary of Significant Accounting Policies, page 8

11. In connection with your acquisition of EDS it appears that you are reselling products. With regard to your product sales, please clarify your revenue recognition policy to indicate whether you are recording revenue on a gross or net basis (or both) and provide us with a narrative discussion supporting your accounting treatment (Refer to EITF 99-19). Further, disclose significant terms and conditions related to these sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Note 3 – Licenses, page 14

12. We note that license assets decreased from $30,000 to $0 during the three months ended August 31, 2006. In Note 3, you disclosed that $27,500 in licenses were deemed impaired due to your abandonment of stem cell research. Please tell us where the remaining $2,500 in license assets is recorded. Also, please reconcile your disclosure in Note 3 to the charge of $22,500 recorded in the statement of operations. Revise your disclosures in MD&A and in Note 3 to discuss the specific factors that you evaluated in determining that the impairment occurred during the quarter ended August 31, 2006, as opposed to any earlier period.

Note 11 – Common Stock Transactions, page 16

13. We note your disclosure regarding the issuance of 6,755,000 shares for consulting services valued at $270,200. Please tell us the date of each transaction, the valuation per share, and the basis for determining fair value. To the extent that the recorded amounts differ from the quoted market price of your common stock on the date of issuance, please tell us why you believe such treatment is in accordance with the requirements of SFAS 123, SFAS 123(R) and EITF 96-18, as applicable. Revise your disclosures as appropriate.

Form 8-K filed August 14, 2006

Item 2.01 Completion of Acquisition or Disposition of Assets

14. Please amend your filing to include the pre-merger financial statements of EDS and other information prescribed by Items 310(c) and (d) of Regulation S-B, or tell us why you believe that such information is not required (e.g. - provide your calculations of significance).

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Emerging Growth Companies